UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       ☒             Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Fourth Quarter and Full Year 2017 Results of International Game Technology PLC

On March 8, 2018, International Game Technology PLC (the “Company”) reported results for the fourth quarter and full year ended December 31, 2017.

On March 8, 2018, the Company announced that its Board of Directors declared an interim cash dividend of $0.20 per share on its ordinary shares. The dividend is payable on April 5, 2018 to holders of record as of the close of business on March 22, 2018.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports Fourth Quarter and Full Year 2017 Results,” dated March 8, 2018
99.2	Presentation “2017 Fourth Quarter and Full Year Results ended December 31, 2017,” dated March 8, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports Fourth Quarter and Full Year 2017 Results,” dated March 8, 2018
99.2	Presentation “2017 Fourth Quarter and Full Year Results ended December 31, 2017,” dated March 8, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary